PYPSA

GRUPO PROFESIONAL PLANEACION Y PROYECTOS S.A. DE C.V.

02015550

February 26, 2002

Company's File Number 82-4204
Ref: GPPYP/Rivas/US-Secur/001/II/02

THE U.S. SECURITIES AND EXCHANGE COMMISION
OFFICE OF INTERNATIONAL CORPORATE FINANCE.
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549-1004 USA.

SUPPL

In order to comply with our 12g3-(2) b, exemption, we are attaching a copy of one communication made public in Mexico. It was translated into English Language.

Regards,

C.P. PUDENCIANO RIVAS BALLINAS.
Controller

c.c. Edgar Piedra.- Latin America Client Services
The Bank of New York
101 Barclay Street, 22nd Floor-West
New York, N.Y. 10286 U.S.A

Blvd. Manuel Avila Camacho Nº 40-802 y 9º Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.
Tel. Conmutador 5 328 95 00

February 26, 2002

Company's File Number 82-4204
Ref: GPPYP/Rivas/US-Secur/001/II/02

"This is an advice of signing new contracts"

Subject	Period	Pesos Amount
Engineering Services to developmet projects of the Coordinacion Tecnica Operativa Region Marina Noreste. (Pemex Exploracion y Produccion).	February 2002 thru December 2003.	70'051,157.20

Blvd. Manuel Avila Camacho N° 40-802 y 9° Piso
Col. El Parque,
C.P. 53390 Naucalpan, Edo. de México.

Tel. Conmutador 5 328 95 00